Israel Investors Conference
July 5, 2015
Filed by Teva
Pharmaceutical Industries Ltd.
(Commission File No. 001-16174) pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Mylan
N.V.
Commission File No.: 333-199861

Safe Harbor Statement
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31,
2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference.  Forward-looking statements are generally identified by the words “expects,” “anticipates,”
“believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans.  Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the possibility of litigation with the proposed transaction and the results thereof; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks;
the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations; other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements.  Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information
This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities.  This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.  INVESTORS AND SECURITY HOLDERS ARE
URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR
ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at
http://www.sec.gov.
No permission has been sought or received to quote from, or refer to, materials cited in this presentation.
Teva, Erez Vigodman, President and Chief Executive Officer and a director of Teva, Eyal Desheh, Group Executive Vice President and Chief Financial Officer of Teva, Sigurdur
Olafsson, President and Chief Executive Officer, Global Generic Medicines of Teva, Kevin C. Mannix, Senior Vice President, Investor Relations of Teva, and the other current directors named in Teva’s annual report on Form 20-F filed with the SEC on February 9, 2015 may be deemed “participants” under SEC rules in a solicitation of shareholders of Mylan in respect of Mylan’s proposal for a business combination with Perrigo Company plc. Additional information may be found in the Form 20-F referred to above. Teva beneficially owns 22,600,000 ordinary shares of Mylan. To the knowledge of Teva, none of the individuals mentioned above has a direct or indirect interest, by security holdings or otherwise, in Mylan or Perrigo or the matters to be acted upon, if any, in connection with a potential business combination between Mylan and Perrigo.

4
Teva’s
Business Transformation

b
Clear and Compelling Strategic Rationale
c
Pathway to Completion
d
Clearly Superior Alternative to a Mylan / Perrigo Combination
e
Conclusion and Next steps

Teva and Mylan
a
Transaction Overview
Agenda

Drive Organic Growth
Creating
a New
Future
for Teva
Solidify the Foundation
Maintain COPAXONE® Franchise
Generics: Established Global Generic Medicines; improved profitability by ~500 bps
Cost Reduction: Reduced net costs by ~$600 million
Operations: Accelerated the transformation of our operational network; closed or divested 11 facilities
Quality: Significant achievements making quality a core competitive competency
Cash Flow: Strong focus resulted in robust cash flow from operations and free cash flow
Generics:
–
Solid 2014 performance with stronger profitability
–
19 product launches in the U.S., 209 in Europe and 87 in ROW delivering ~$1.0 billion in revenues
Specialty:
–
Successfully launched four new products with revenues of ~$200 million
–
Therapeutic areas selection and focus
–
Six major submissions of specialty products; eight major approvals
–
Complemented the specialty pipeline with the acquisitions of Labrys and Auspex
Teva is well on its way to create a new future for the company by targeting a unique space in the industry, building on its strong capabilities in generics and specialty and the intersection between the two
Successfully launched COPAXONE® 40mg in the U.S. and achieved 68.9%
conversion rate as of July 1, 2015
Successful and further upcoming launches in various EU countries and elsewhere
Significant endeavors on the legal and regulatory front
Successfully
managed
the
life
cycle
of
TREANDA,
ProAir,
and
Azilect
.
Significant Achievements on All 2014 “Must Wins”

2013
2014
% YoY
2015E
Q1
2015
% QoQ
Revenues
$m
$20,314
$20,272
-
$19.0B-19.4B
$4,982
-
Operating
Income
$m
$5,198
25.6%
$5,732
28.3%
+10%
$5.7B-5.9B
$1,533
30.8%
+11%
EPS
$ per share
$5.01
$5.07
+1%
$5.05-5.35
$1.36
+11%
Cash flow
from
Operations
$m
$3,237
$5,127
+58%
$4.3B-4.7B
$1,354
+51%
Free Cash Flow
$m
$2,309
$4,256
+84%
$3.5B-$3.9B
$1,213
+80%
Note: Operating income and EPS are non GAAP results
Solidified base shown by robust financial performance in 2014 and Q1 2015
Solidified Base Manifested in Strong Performance in 2014 & 2015
Strong results despite currency head wind

EPS ($)
Specialty Pipeline
Existing Specialty
Cost Reduction
Generics
FY 2015
FY 2016
FY 2017
FY 2018
5.00
Profitable Growth in
Generics
Manage the Life Cycle of Key
Specialty Products
Deliver on the Promise in
our Specialty Pipeline
Execute our Cost Reduction
Program
1
2
3
4
ILLUSTRATIVE
Note: Earlier entry by generics could reduce operating income by $30-50M per month
In 2014, Teva established a stable base for future organic EPS growth
Clear
Pathway
to
EPS
Growth:
Teva’s
Four
Levers
of
Growth
FY 2014
FY 2019

Continue to improve
operating profitability
More focus on key markets
and portfolio management
Execution of growth
market strategy
Clear strategy
for OTC
Sales force effectiveness
in key markets
Note: Profitability consists of gross profit, less S&M and R&D expenses related to the segment; segment profitability does not include G&A expenses, amortization and certain other items
Continued Growth and Improvement in Generics
45.2%
43.5%
41.3%
43.3%
46%
20.2%
19.9%
16.7%
21.9%
27%
10%
20%
30%
40%
50%
FY11
FY12
FY13
FY14
FY15 mid-point
Gross Profit Margin
Segment  Profit Margin

2014A
2015E
2016E
2014-2016
Cumulative
With 2013
Gross Cost
Savings
(1,000)
(650)
(400)
(2,050)
(2,450)
Reinvestment in
Additional Activities
400
100
200
700
1,600
Net
Spend
Reduction
(600)
(500)
(250)
(1,350)
(850)
($ in millions, rounded)
Strong Track Record of Driving Cost Savings

40mg Success
40 mg 3x a week already at 69% conversion rate; became MS leading therapy in one year post launch
A full launch plan in EU and ROI. Israel –
80% conversion
IP Protection
Teva has three Orange Book patents that expire in 2030
(1)
The
Patent
Office
has
upheld
Teva’s
position
on
Copaxone®
40mg
Teva is well-positioned to respond to IPRs
Strengthening Our Specialty Business
1.
U.S. Patent Nos. 8,232,250; 8,399,413; and 8,969,302
Maintaining the Copaxone® Franchise
Maintaining Other Specialty Products
License to commercialize Eagle’s Bendamustine Rapid Infusion Product
Enhance and protect the TREANDA® (bendamustine
hydrochloride) franchise
FDA Approval of ProAir® RespiClick
(April 2015). Q2 2015 launch
Expansion of the Azilect franchise to markets outside of the U.S.

TEVA

U.S.

Plan B One-Step

GRANIX
(TBO-FILGRASTIM)
Injection

Qnasl
(beclomethasone dipropionate)
Nasal Aerosol
Pediatric

ProAir RespiClick
(albuterol sulfate) Inhalation Powder

zecuity

EU / ROW

LONQUEX
lipegfilgrastim

DuoResp Spiromax
budesonide/formoterol

COPAXONE
(glatiramer acetate injection)

1.
Launches in 2014 include the U.S., Israel, Argentina and Chile
2.
Sales figures exclude U.S. sales of COPAXONE 40mg
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Select
European
markets,
Mexico,
Turkey
and
Australia
(1)
Hydrocodone
ER AD
2014
Multiple Specialty Product Launches in 2014 and 2015
Hydrocodone
ER AD
40 mg/ml

Cumulative estimated sales from new specialty product launches of ~$200 million in
2014 and ~$600 million in 2015
(2)

Capitalizing on a Deep and Promising Pipeline
Phase I
Phase II
Phase III
Registration
TV-46763 (abuse deterrent)
Pain
TV-46139 (abuse deterrent)
Pain
TEV-48125 (anti CGRP)
Chronic and episodic  migraine
Note: Pipeline as of April 15, 2015. Phase I includes also projects designated for IND filing
1.
Filed by Eagle Pharmaceutical, commercialized by Teva
Migraine & Pain
CEP-33237 ER Hydrocodone
(abuse det.) U.S. -
Pain
Zecuity
US-
Migraine

Analyst commentary following successful phase IIb
outcome for TEV-48125 in Chronic and Episodic Migraine
•
“The anti-CGRP class could be VERY Large : $8-10B.
•
Clinical benefit is very meaningful.
•
Safety data very good thus far
•
We see Teva
taking 30% of the Worldwide CGRP market with peak sales of $3B
•
TEVA’s anti-CGRP looking better than competitors on primary endpoint “
ISI Evercore, June 22, 2015
“TEV- 48125 leading the pack, with a compelling profile in both chronic and episodic migraine”
Citi, June 21, 2015
“It’s still early and far from approval, but we think TEVA might have the drug to beat at this point”.
“The Teva
data presented this weekend further convinces us that, if approved, Teva could have a
potential blockbuster drug on its hands given the clinical profile and patient need”
BMO Capital Markets, June 22, 2015
•
“Turning to the stock , we would argue, that this product, coupled with some other products on the branded side  and Teva’s improvement in the generic business, has not been captured in Teva’s share price
as the stock has been “frozen” by the Teva-Mylan-Perrigo love triangle.
•
The stock is significantly under-valued on our analysis”.
Bernstein, May 20, 2015

Note: Pipeline as of April 15, 2015. Phase I includes also projects designated for IND filing
1.
Filed by Eagle Pharmaceutical, commercialized by Teva
Capitalizing on a Deep and Promising Pipeline
Phase I
Phase II
Phase III
Registration
TV-46763 (abuse deterrent)
Pain
TV-46139 (abuse deterrent)
Pain
SD-809
Tourette Syndrome
SD-560
Idiopathic pulmonary
fibrosis/other fibrotic conditions
TEV-48125 (anti CGRP)
Chronic and episodic   migraine
Laquinimod
Multiple sclerosis (relapsing
remitting)
SD-809
Tardive dyskinesia
Note: Pipeline as of April 15, 2015. Phase I includes also projects designated for IND filing
1.
Filed by Eagle Pharmaceutical, commercialized by Teva
Laquinimod
Multiple sclerosis (progressive
forms)
Laquinimod
Huntington’s Disease
Pridopidine
Huntington’s Disease
SD-809
HD (Mid-2015
NDA filing)
CEP-33237 ER Hydrocodone
(abuse det.) U.S. -
Pain
Migraine & Pain
Movement Disorders & Neurodegeneration
COPAXONE 40mg 3w ROW
Multiple sclerosis
COPAXONE 20mg per Day Japan
Multiple sclerosis
Zecuity
US-
Migraine

Huntington’s
Disease
SD-809: Significant Near-Term Commercial Opportunity
Tardive
Dyskinesia
Estimated Patient
Population (U.S.)
~30,000 Patients
~500,000 Patients
~150,000 Patients
Other Considerations
Only one approved drug in the U.S.: Tetrabenazine
–
Only 5% of patients treated
–
2014 sales of ~$300m million
–
Annual price per patient of $80-$85k
–
Established reimbursement landscape
Received FDA orphan designation
Expected launch in 2016
No approved treatment in the U.S.
–
Tetrabenazine
is approved in the EU
Limited off-label usage of Tetrabenazine
in the U.S. despite significant
clinical response
–
Improved profile should result in increased usage
Only one approved product in the U.S.: Aripiprazole
–
Associated with drowsiness, agitation, weight gain, and sleep disturbances
Limited
off-label
usage
of
Tetrabenazine
despite
significant
clinical
response
Received FDA orphan designation
Tourette’s
Syndrome

SD-809 is expected to contribute up to $800 million to Teva
by 2019, and an estimated
$2 billion five years following the Tardive
Dyskinesia
launch

16
Analyst commentary following successful phase IIb
outcome of SD-809 in HD, TD
“The positive headline data for SD-809 in tardive dyskinesia (obtained via TEVA’s recent acquisition of Auspex) provide
further validation of TEVA’s emerging pipeline”
Citi, June 16, 2015
“We believe the positive study results are encouraging…. The positive data should help lower the risk profile for this program, which addresses a large and unmet medical need.”
BMO Capital Markets, June 16, 2015
“Auspex brings to Teva
a deep pipeline and with proven deuterium chemistry technology which supports  multiple platforms for growth. SD-809 is currently in Phase 3 for tardive dyskinesia and Phase 1 for Tourette syndrome. SD-560 (deuterated pirfenidone) is currently in
development for idiopathic pulmonary fibrosis.
We believe Auspex enhances Teva's mid to long-term revenue and earnings growth, profitability, and product diversity. It is expected to be accretive to non-GAAP EPS beginning in 2017 and meaningfully accretive thereafter, and diversifies Teva's Specialty pharma products offerings”.
Maxim, June 16, 2015

“Similar to Huntington’s disease, TD represents an area of significant unmet need with limited treatment options (there are no FDA-approved drugs for TD). Our estimates and target include value for HD but not the larger TD indication. For reference, a scenario with TD sales reaching $2bn (TEVA’s peak sales estimate) would add ~$10/share to the theoretical
DCF value for TEVA, all else equal”.
Deutsche Bank, June 16, 2015
Analyst commentary following successful phase IIb
outcome of SD-809 in HD, TD

Note: Pipeline as of April 15, 2015. Phase I includes also projects designated for IND filing
1.
Filed by Eagle Pharmaceutical, commercialized by Teva
Capitalizing on a Deep and Promising Pipeline
Phase I
Phase II
Phase III
Registration
TV-46763 (abuse deterrent)
Pain
TV-46139 (abuse deterrent)
Pain
SD-809
Tourette Syndrome
SD-560
Idiopathic pulmonary
fibrosis/other fibrotic conditions
TEV-48125 (anti CGRP)
Chronic and episodic   migraine
SD-809
Tardive dyskinesia
COPAXONE 40mg 3w ROW
Multiple sclerosis
COPAXONE 20mg per Day Japan
Multiple sclerosis
Reslizumab
IV
Asthma
Note: Pipeline as of April 15, 2015. Phase I includes also projects designated for IND filing
1.
Filed by Eagle Pharmaceutical, commercialized by Teva
Laquinimod
Multiple sclerosis (progressive
forms)
Laquinimod
Huntington’s Disease
Pridopidine
Huntington’s Disease
Fluticasone Salmeterol
Spiromax
EU
Asthma, COPD
Reslizumab
SC
Asthma
Fluticasone Salmeterol
(MDI) EU
Asthma, COPD
TEV-46017 (tidal inhaler)
COPD
TEV-48108 (tidal inhaler)
COPD
Laquinimod
Multiple sclerosis (relapsing
remitting)
Fluticasone Propionate MDPI
Asthma
Fluticasone Salmeterol
MDPI
Asthma
QVAR (BAI) U.S.
Asthma
SD-809
HD (Mid-2015
NDA filing)
CEP-33237 ER Hydrocodone
(abuse det.) U.S. -
Pain
Respiratory
Migraine & Pain
Movement Disorders & Neurodegeneration
Zecuity
US-
Migraine

Note: Pipeline as of April 15, 2015. Phase I includes also projects designated for IND filing
1.
Filed by Eagle Pharmaceutical, commercialized by Teva
Capitalizing on a Deep and Promising Pipeline
Phase I
Phase II
Phase III
Registration
TV-46763 (abuse deterrent)
Pain
TV-46139 (abuse deterrent)
Pain
SD-809
Tourette Syndrome
SD-560
Idiopathic pulmonary
fibrosis/other fibrotic conditions
SD-809
Tardive dyskinesia
COPAXONE 40mg 3w ROW
Multiple sclerosis
COPAXONE 20mg per Day Japan
Multiple sclerosis
Reslizumab
IV
Asthma
Bendamustine Rapid
Infusion
(1)
CLL, NHL
Note: Pipeline as of April 15, 2015. Phase I includes also projects designated for IND filing
1.
Filed by Eagle Pharmaceutical, commercialized by Teva
Fluticasone Salmeterol
Spiromax
EU
Asthma, COPD
Reslizumab
SC
Asthma
Fluticasone Salmeterol
(MDI) EU
Asthma, COPD
TEV-46017 (tidal inhaler)
COPD
TEV-48108 (tidal inhaler)
COPD
Laquinimod
Multiple sclerosis (relapsing
remitting)
Fluticasone Propionate MDPI
Asthma
Fluticasone Salmeterol
MDPI
Asthma
QVAR (BAI) U.S.
Asthma
CEP-33237 ER Hydrocodone
(abuse det.) U.S. -
Pain
SD-809
HD (Mid-2015
NDA filing)
TEV-48125 (anti CGRP)
Chronic and episodic   migraine
Laquinimod
Multiple sclerosis (progressive
forms)
Laquinimod
Huntington’s Disease
Pridopidine
Huntington’s Disease
Zecuity
US-
Migraine

20
Strengthening our specialty business
In 2019 we expect to generate $5.3 billion in incremental annual risk-adjusted revenues from new specialty product launches (excluding Copxone), that have started in 2014
0.0
5.0
10.0
2014
2015
2016
2017
2018
2019
LOEs*
New Launches
Net Sales
* Copaxone
family included in the LOEs
$B

Teva
2020
Generics
Specialty
New
Networked
R&D Model
Products &
TA business
Model
Operations
& Quality
Diagnosis,
Prediction,
Prevention
Deploying
Big Data
Consumer/
Patient Driven
Company
Markets
Innovation
Teva’s business model transformation

Targeting
a Unique
Space In The
Industry
Generics
Specialty
Our key priorities for business development in
2015
Attractive
Pipeline
Assets/
Portfolios
In-Market or
Close to
Market Assets
in Core TAs
Unique Health
Solutions,
Technologies,
Services
Growth
Markets
Complex/Hard
to Produce
Assets or
Technologies
Large transactions, where actionable and generate
significant strategic and financial long-term value

Mylan Acquisition -
Clear and Compelling Strategic
Rationale
Clear and compelling strategic and financial rationale supported by significant short-
and long-term value creation to stakeholders of both companies
Industry-leading
company, well-positioned to transform the global generics
space
Significantly expanded and more efficient global footprint, including leadership positions and strengthened operations, sales and R&D platforms in attractive markets around the world
Benefits from a robust, industry-leading sales infrastructure and deep customer and provider relationships across the expanded network
Enhanced financial profile
The combined company is expected to have substantial debt capacity and an investment grade rating
Strong cash flow generation will allow deleveraging to at or below 3.0x gross debt to EBITDA after 24 months
Strongly positioned from day one to pursue future acquisitions to expand portfolio in both specialty pharmaceuticals and generics
Establishes a unique and differentiated business model, leveraging its significant assets and capabilities in generics and specialty
Leading positions in multiple sclerosis, respiratory, pain, migraine, movement disorders and allergy therapeutics
Enhanced global infrastructure to pursue current and future commercialization

Teva’s
Business
Transformation
1
Agenda
b
Clear and Compelling Strategic Rationale
c
Pathway to Completion
d
Clearly Superior Alternative to a Mylan / Perrigo Combination
e
Conclusion and Next steps
2
Teva and Mylan
a
Transaction Overview

Mylan –
Proposed Transaction Overview
$82.00 per share
Approximately 50% cash / 50% stock
Implies a total equity value of approximately $43 billion
Teva has already spent $1.6 billion to establish a 4.6% ownership interest in Mylan
Proposed Price and
Consideration
Significant Premium
48.3% premium to the unaffected Mylan stock price of $55.31 on March 10, 2015, after which there was widespread speculation of a transaction between Teva and Mylan
Clear Roadmap to
Completion
Have carefully studied the regulatory aspects of proposed combination
Confident that any necessary regulatory requirements will be met in a timely manner; divestitures can be determined and implemented promptly
Filed for HSR on April 21, 2015; initiated pre-merger notification process with European Commission on April 24, 2015
Can be completed in 2015
Financing and
Conditions
No financing condition
Contingent on Mylan not completing its proposed acquisition of Perrigo or any alternative transactions
Does not require a Teva stockholder vote
Value Creation
Transaction expected to deliver approximately $2 billion annually in cost synergies and tax savings, to be largely achieved by the third anniversary of the closing of the transaction
Significant savings from operational, SG&A, manufacturing and R&D efficiencies
Expected non-GAAP EPS accretion in the mid-teens in the first year, and approaching 30% by the third year

Meaningful and Real Commitment by Teva
Established a meaningful 4.6%
(~$1.6 billion) stake in Mylan
Progressed antitrust process
Teva is fully committed to completing the acquisition of Mylan, and has taken significant steps on many fronts in order to do so

Teva’s
Business
Transformation
1
Agenda
b
Clear and Compelling Strategic Rationale
c
Pathway to Completion
d
Clearly Superior Alternative to a Mylan / Perrigo Combination
e
Conclusion and Next steps
a
Transaction Overview
2
Teva and Mylan

Teva and Mylan’s Businesses are Highly Complementary
Teva
(1)
Mylan
(2)
Business units: generics, specialty
Specialty therapeutic areas: respiratory / allergy
Operates in 145 markets
30,000 employees
2014 revenue: $9.7 billion
Current rating: Baa3 / BBB-
Generics
85%
Specialty
13%
OTC / Other
2%
Business units: generics, specialty, OTC
Specialty therapeutic areas: CNS, pain, respiratory
Operates in 100 markets
43,000 employees
2014 revenue: $20.3 billion
Current rating:
A3 / A-
Generics
49%
Specialty
42%
Other /
OTC
9%
Source of Mylan information : Mylan filings
1.
Based on 2014 results
2.
Pro forma for the acquisition of Abbott’s Non-U.S. Developed Markets Specialty and Branded Generics Business; revenue and geographic mix based on Mylan’s investor presentation dated July 14, 2014
North
America
48%
Europe
33%
ROW
19%
U.S.
52%
Europe
29%
ROW
19%
Product offerings are highly complementary and would
further enhance the broadest portfolio in the industry

The Strength of the Combined Company
Source of Mylan information: Mylan filings; financials include contributions from Abbott assets
1.
Net of one-time restructuring costs
2.
Pro Forma for Abbott Non-U.S. Developed Markets Specialty and Branded Generics Business based on 2014 financials
The combined company is an attractive investment opportunity: financially, strategically and as a platform for future M&A
Long-Term Impact
Combined Company
Revenue
EBITDA
>$30 billion
>$6 billion
Significantly expanded and more efficient global
footprint
Pro Forma 2014
Revenue Mix
Expected investment grade rating
Opportunity for rapid deleveraging and the funding of
future growth
Opportunities for capital expenditures synergies of
approximately $350 million annually
Enhances product diversification
Enhances geographic diversification
More diversified organization with the scale and
resources to drive value
North
America
51%
Europe
30%
Rest of
World
19%
By Product Type
(2)
By Geography
(2)
>$10 billion
Opportunities for substantial achievable cost synergies
and tax savings are estimated to be approximately $2
billion annually
2016E
2018E
~$33 billion
>$8.5 billion
~$13 billion
Generics
60%
Specialty
33%
OTC / Other
7%
Cash Flow from
Operations
(1)
Free Cash
Flow
(1)
>$5 billion
>$7.5 billion
EBITDA Margin
~34%
~40%

TEVA

AmerisourceBergen	Walgreens	EXPRESS SCRIPTS	Alliance Boots
CardinalHealth	CVS	CAREMARK	
McKESSON Empowering Healthcare	RITE AID	medco	celesio the healthcare group

AmerisourceBergen, Alliance Boots, Walgreens	EXPRESS SCRIPTS, medco
CardinalHealth, CVS CAREMARK	
McKESSON Empowering Healthcare, celesio, RITE AID

Recent Industry Trends Support a Combination
Increasingly Fragmented Generics Market
Recent Channel Consolidation
2009
2013
Market Share of the Top 3 U.S. Generics Players
Source: IMS Health; market share as measured by sales
1.
Pharmacy
benefit
managers
–
typically
third
party
administrators
of
prescription
drug
programs;
primarily
responsible
for
processing
and
paying
prescription
drug
claims
2.
Top three include ABC-Walgreens, Cardinal-CVS and McKesson-RiteAid
3.
Top three include Celesio, Alliance Boots and Phoenix
Top 3
35%
Other
65%
Top 3
43%
Other
57%
2007
Wholesalers
Retailers
PBMs
(1)
Key Global
Distributors
Today
Wholesalers
Retailers
PBMs
(1)
The market share of Teva’s top three customers increased significantly from 2009 to 2013, with top 3 customer share growing from 52% to 83% in the U.S.
(2)
and 51% to 60% in the EU
(3)

Significant Premium to Current and Historic Valuation
48.3% premium to the unaffected Mylan stock price of $55.31 on March 10, 2015, after which there was widespread
speculation
of
a
transaction
between
Teva
and
Mylan
(1)
Proposed Price per Share: $82.00
$ per share
3/10/15
48.3% Premium
Source: FactSet
as of [July 1, 2015]
Mylan LTM Price Performance
$82.00 per share represents a significant premium for Mylan stockholders

Prior to speculation
regarding Teva’s
acquisition of
Mylan (March 10,
2015)
$20
$30
$40
$50
$60
$70
$80
Jul 2014
Sep 2014
Nov 2014
Feb 2015
Apr 2015
Jul 2015
$55.31

Agenda
Teva’s
Business Transformation
Teva
and Mylan
Transaction Overview
Clear and Compelling Strategic Rationale
Pathway to Completion
Clearly Superior Alternative to a Mylan
/ Perrigo
Combination
Conclusion and Next steps
1
2
a
b
c
d
e

33
May
June
Recap of Mylan Actions to Date
April
March
2015
Source of Mylan information: Mylan public filings
Mylan
Teva
April 27:
Teva
reiterates
commitment to Mylan
proposal
May 5:
Teva
provides additional detail
on Mylan proposal and files
updated investor presentation
June 19:
Teva
announces
completion of purchase of
4.61% interest in Mylan
June 8:
Vigodman
and
Peterburg
write
letter to Coury
May 27:
Teva
first discloses
1.35% stake in
Mylan
April 29:
Teva
sends
letter to Mylan
Board
April 24:
Erez
Vigodman
has
in-person meeting
with Robert Coury
April 21:
Teva
sends letter to Robert
Coury
and proposes to
acquire Mylan
April 29:
Mylan
raises offer
to acquire Perrigo
April 24:
Mylan
commences
formal offer to
acquire Perrigo
April 17:
Mylan
rejects Teva
offer before a proposal
is announced
April 3:
Mylan
enters Call
Option Agreement
with the Foundation
March 10:
Market speculation of
Teva/Mylan transaction
in a Cowen research
report
April 8:
Mylan
proposes to
acquire Perrigo
April 27:
Mylan
rejects Teva
proposal in letter from
Robert Coury
June 1:
Robert Coury
writes letter to
Erez
Vigodman
June 8:
Coury
writes
response letter
to Vigodman
and Peterburg

Pathway to Success
Vote against proposed Perrigo transaction
Obtain Board control
-
Because of Mylan’s unprecedented board control provisions, Teva is confident that a path to Board control can be created by Dutch courts if necessary
Obtain all applicable antitrust approvals
-
Teva
has already filed for U.S. HSR antitrust clearance and initiated the pre-
merger notification process with the European Commission
-
Teva
has successful track record of completing transactions and working to satisfy the concerns of antitrust regulators
Established Dutch methods allow for acquisition of all of Mylan

Agenda
Teva’s
Business Transformation
Teva
and Mylan
Transaction Overview
Clear and Compelling Strategic Rationale
Pathway to Completion
Clearly Superior Alternative to a Mylan
/ Perrigo
Combination
Conclusion and Next steps
1
2
a
b
c
d
e

Teva’s Offer for Mylan Represents a Superior
Alternative to a Mylan / Perrigo Combination
Teva’s  Proposal for Mylan
Mylan’s Proposal for Perrigo
1.
Compared to the unaffected stock price of $55.31 on 03/10/15, after which there was widespread speculation of a transaction between Teva and Mylan
2.
Per Mylan
offer announcement dated April 24, 2015
A clear industry leader with a larger global
manufacturing footprint and leading
positions in key product areas
Smaller scale
Weaker
strategic fit
Stronger financial profile with projected pro
forma revenue and EBITDA of almost double
that
of
Mylan
–
Perrigo
by
2018
Weaker financial profile and lower cash flow
generation for deleveraging
Significant $2 billion of synergies achievable
within three years of the transaction date
Lower synergies of $800 million achievable over
a
longer
time
horizon
of
four
years
(2)
A substantial 48% premium to Mylan’s
unaffected stock price
(1)
and immediate
cash value for Mylan stockholders
Paying a premium rather than receiving one
Limited value creation for Mylan stockholders
Upside participation
No upfront liquidity for
Mylan stockholders
Teva’s
proposal creates a stronger business and delivers more value to Mylan stockholders than a Mylan
/ Perrigo
combination

Agenda
Teva’s
Business Transformation
Teva
and Mylan
Transaction Overview
Clear and Compelling Strategic Rationale
Pathway to Completion
Conclusion and Next steps
Clearly Superior Alternative to a Mylan
/ Perrigo
Combination
1
2
a
b
c
d
e

1.
Premium to Mylan unaffected price as of March 10, 2015 – being the last date before there was widespread speculation of a transaction between Teva and Mylan
Teva’s
offer represents a uniquely attractive value proposition for Mylan’s stockholders
Offer price represents
a
48.3%
premium
(1)
Significant short-term value
creation and large cash
component
$2 billion synergies drive attractive
long-term value upside
Financial strength of combined
business is a strong platform for
growth and future M&A
Compelling strategic rationale
Meaningful and real commitment
from Teva
Clear pathway to completion
Superior
alternative
to
Perrigo
for
stockholders and stakeholders

Teva’s
Offer
is
the
Superior
Outcome
for
Mylan
Stockholders

Thank You Q&A 39